Contact

mikeforrest@hotmail.com

www.linkedin.com/in/michael-david-forrest-phd (LinkedIn)

Top Skills

Drug Design

Drug Development

R

Languages

Portuguese (Elementary)

Certifications

Duolingo Portuguese Fluency: Elementary (Estimated)

Honors-Awards

MSc & PhD Scholarship

REES/JISTEC Fellowship

Selected to be a Journal and Funding Reviewer

Taught on the Bioinformatics Masters course

Publications

The role of tryptophan in staphylococcal nuclease stability

The Sodium-Potassium Pump Controls the Intrinsic Firing of the Cerebellar Purkinje Neuron

The sodium-potassium pump is an information processing element in brain computation

Why cancer cells have a more hyperpolarised mitochondrial membrane potential and emergent prospects for therapy

Simulation of alcohol action upon a detailed Purkinje neuron model and a simpler surrogate model that runs >400 times faster

Patents

Michael Forrest Ph.D.

Drug Inventor | Founder at Biophysical Therapeutics

United Kingdom

Summary

Dual expertise in the biological and computational sciences, which I now apply to rational drug design. Particularly, but not restrictively, to cancer.

Experience

Biophysical Therapeutics

Drug Inventor | Founder

September 2017 - Present (6 years 2 months)

Computational biology to design new drugs.

Principally targeting cancer, age-related diseases (e.g., Alzheimer's disease), and aging itself.

British Army Reserve

Paratrooper, Parachute Regiment Reserve (4 PARA)

June 2008 - Present (15 years 5 months)

Active service in Afghanistan

Education

University of Cambridge

Bachelor's degree, Natural Sciences Tripos (Biochemistry)

University of Warwick

PhD, Computer Science

The University of Edinburgh

Master's degree, Neuroscience

University of Cambridge

Master's degree, Natural Sciences Tripos

Therapeutic inhibitors of the reverse mode of atp synthase

Therapeutic modulators of the reverse mode of atp synthase